August 10, 2007

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Osteologix, Inc.
Registration Statement on Form SB-2
(File No. 333-144804) (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 12:00 p.m. on August 13, 2007, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the Commission staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, /s/ Matthew M. Loar Matthew M. Loar Chief Financial Officer

cc:	Loeb & Loeb LLP

OSTEOLOGIX, INC. 425 MARKET STREET, SUITE 2230, SAN FRANCISCO, CA 94105
T 415-955-2700 F 415-955-2727
WWW.OSTEOLOGIX.COM